<u>Mail Stop 4561</u>

July 31, 2008

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re:** **FSP 303 East Wacker Drive Corp.**
> **Registration Statement on Form 10**
> **Filed April 11, 2008**
> **File No. 000-53165**

Dear Mr. Carter:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director